Exhibit 12.1

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

						Nine Months
						Ended
	Years Ended December 31,					September 30,
	(Unaudited)					(Unaudited)
millions except ratio amounts	2012	2011	2010	2009	2008	2013
Income (loss) from continuing operations before income taxes	$3,565	$(3,424)	$1,641	$(108)	$5,368	$2,929
Equity (income) adjustment	(110)	(102)	(74)	(76)	(134)	(44)
Fixed charges	1,209	1,232	1,289	1,077	1,355	879
Amortization of capitalized interest	17	29	41	46	28	36
Distributed income of equity investees	33	34	11	49	136	18
Capitalized interest	(221)	(147)	(128)	(69)	(123)	(197)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(10)	(7)	(6)	(8)	—	(7)
Total Earnings	$4,483	$(2,385)	$2,774	$911	$6,630	$3,614
Interest expense including capitalized interest	954	984	999	758	876	690
Interest expense included in other (income) expense	42	38	39	57	123	28
Estimated interest portion of rental expenditures	213	210	251	262	356	161
Total Fixed Charges	$1,209	$1,232	$1,289	$1,077	$1,355	$879
Preferred Stock Dividends	—	—	—	—	2	—
Combined Fixed Charges and Preferred Stock Dividends	$1,209	$1,232	$1,289	$1,077	$1,357	$879
Ratio of Earnings to Fixed Charges(a)	3.71	(1.94)	2.15	0.85	4.89	4.11
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(a)	3.71	(1.94)	2.15	0.85	4.89	4.11
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(a)	As a result of the Company’s net loss in 2011 and 2009, Anadarko’s earnings did not cover total fixed charges, nor combined fixed charges by $3,617 million for 2011 and $166 million for 2009.

       These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.